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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


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                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                            (Name of Subject Company)


                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                 632-593-505-000
                      (CUSIP Number of Class of Securities)

                                MARVIN E. MELSON
                                    PRESIDENT
                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                             12400 HIGHWAY 281 NORTH
                            SAN ANTONIO, TEXAS 78216
                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)


                                 WITH COPIES TO:

                                 DENNIS J. BLOCK
                          CADWALADER, WICKERSHAM & TAFT
                                 100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                                 (212) 504-6000


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         This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by National Bancshares Corporation of Texas, a Texas corporation (the "Company") on August 9, 2001, and amended by Amendment No 1 filed on October 12, 2001, relating to the tender offer made by NBC Acquisition Corp. (the "Purchaser"), a Texas corporation and a wholly-owned subsidiary of International Bancshares Corporation ("International Bancshares"), as described in a Tender Offer Statement on Schedule TO dated August 9, 2001, as amended (the "Schedule TO"), to purchase all of the outstanding common stock of the Company at a price of $24.75 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"). Except as otherwise indicated, the information set forth on the Schedule 14D-9, as amended, remains unchanged.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         The Purchaser filed a fourth amendment to the Schedule TO on October 30, 2001 pursuant to which the Purchaser extended the expiration date of the Offer to 5:00 p.m., New York City time, on Wednesday, November 14, 2001.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented as follows:

         A majority of the Board of Directors continues to believe that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company.


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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented as follows:

         The Purchaser filed a fourth amendment to the Schedule TO on October 30, 2001 pursuant to which the Purchaser stated that on October 26, 2001, International Bancshares received the requisite approval of the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956 for the consummation of the transactions. Approval by the Federal Reserve Board was a condition to the Offer, and such condition has now been satisfied.

ITEM 9.  EXHIBITS.

         Item 9 is amended and supplemented to add the following:

             EXHIBIT
               NO.
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         Exhibit 16          Letter to Shareholders of the Company dated
                             November 8, 2001


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              NATIONAL BANCSHARES CORPORATION OF TEXAS



                              By: /s/ Marvin E. Melson
                                  --------------------------------------------
                                  Name:  Marvin E. Melson
                                  Title: President and Chief Executive Officer

Dated:  November 9, 2001